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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 2)

Lowrance Electronics, Inc.
(Name of Subject Company)

Lowrance Electronics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

54890010
(CUSIP Number of Class of Securities)

Darrell J. Lowrance
President and Chief Executive Officer
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128
(918) 437-6881

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

COPIES TO:

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
(713) 226-1200

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 2006 by Lowrance Electronics, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 to Schedule 14D-9 filed on February 23, 2006, relating to an offer by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway, conducted through its wholly-owned subsidiary, Navico Acquisition Corp., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION: BACKGROUND.

        Item 4 is hereby amended by adding the following paragraph to the end of the section entitled "Background":

          "The Company has reached an agreement in principle with plaintiff's attorneys pursuant to which the members of the Board, as well as the Company, Parent, Sub and their respective advisors, would be released by the purported plaintiff class from all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and any subsequent merger. Under the agreement in principle, in consideration for the settlement and dismissal with prejudice of the action and the releases, the Company agreed to include additional disclosures concerning, among other things, the background of the transaction and the fairness opinion, in the Company's Schedule 14D-9, and not to oppose a fee application by plaintiff's attorneys of $325,000. The additional disclosures were included in the Amendment No. 1 to the Company's Schedule 14D-9 filed with the Commission on February 23, 2006. The proposed settlement is subject to customary conditions, such as the completion of reasonable confirmatory discovery in the action by plaintiff's counsel and court approval."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOWRANCE ELECTRONICS, INC.
Dated: February 28, 2006	By:	/s/ DARRELL J. LOWRANCE Darrell J. Lowrance President and Chief Executive Officer

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SIGNATURE